SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

Cogent Communications Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

19239V104

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

Exhibit Index on Page 24

CUSIP No. 19239V104		Page 2 of 28

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners IV, L.P. (“JVP IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,175,864 shares, except that Jerusalem Partners IV, L.P. (“JP IV”), the general partner of JVP IV, may be deemed to have sole power to vote these shares; JVP Corp. IV (“JVPCIV”), the general partner of JP IV, may be deemed to have sole power to vote these shares; and Erel Margalit (“Margalit”), as an officer of JVPCIV, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,175,864 shares, except that JP IV, the general partner of JVP IV, may be deemed to have sole power to dispose of these shares; JVPCIV, the general partner of JP IV, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,864

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.66%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 3 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners IV-A, L.P. (“JVP IV-A”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
8,663 shares, except that JP IV, the general partner of JVP IV-A, may be deemed to have sole power to vote these shares; JVPCIV, the general partner of JP IV, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
8,663 shares, except that JP IV, the general partner of JVP IV-A, may be deemed to have sole power to dispose of these shares; JVPCIV, the general partner of JP IV, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,663

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.06%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 4 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners IV (Israel), L.P. (“JVP IV (Israel)”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
18,649 shares, except that Jerusalem Partners IV- Venture Capital, L.P. (“JP IV VC”), the general partner of JVP IV (Israel), may be deemed to have sole power to vote these shares; JVPCIV, the general partner of JP  IV VC, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
18,649 shares, except that JP IV VC, the general partner of JVP IV (Israel), may be deemed to have sole power to dispose of these shares; JVPCIV, the general partner of JP IV VC, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,649

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.14%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 5 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners III, L.P. (“JVP III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,587,499 shares, except that Jerusalem Partners III, L.P. (“JP III”), the general partner of JVP III, may be deemed to have sole power to vote these shares; Jerusalem Venture Partners Corporation (“JVPC”), the general partner of JP III, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,587,499 shares, except that Jerusalem Partners III, L.P. (“JP III”), the general partner of JVP III, may be deemed to have sole power to dispose of these shares; Jerusalem Venture Partners Corporation (“JVPC”), the general partner of JP III, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,587,499

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 11.80%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 6 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners Entrepreneur Fund III, L.P. (“JVP E-Fund III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
122,030 shares, except that JP III, the general partner of JVP E-Fund III, may be deemed to have sole power to vote these shares; JVPC, the general partner of JP III, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
122,030 shares, except that JP III, the general partner of JVP E-Fund III, may be deemed to have sole power to dispose of these shares; JVPC, the general partner of JP III, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 122,030

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.90%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 7 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners III (Israel), L.P. (“JVP III (Israel)”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
44,420 shares, except that JVP III (Israel) Mgmt, the general partner of JVP III (Israel), may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVP III (Israel) Mgmt, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
44,420 shares, except that JVP III (Israel) Mgmt, the general partner of JVP III (Israel), may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVP III (Israel) Mgmt, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,420

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.33%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 8 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Partners IV, L.P. (“JP IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,184,527 shares, of which 1,175,864 are directly owned by JVP IV and 8,663 are directly owned by JVP IV-A.  JP IV, the general partner of JVP IVand JVP IV-A, may be deemed to have sole power to vote these shares; JVPCIV, the general partner of JP IV, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,184,527 shares, of which 1,175,864 are directly owned by JVP IV and 8,663 are directly owned by JVP IV-A.  JP IV, the general partner of JVP IVand JVP IV-A, may be deemed to have sole power to dispose of these shares; JVPCIV, the general partner of JP IV, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184,527

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.72%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 9 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Partners IV- Venture Capital, L.P. (“JP IV VC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
18,649 shares which are directly owned by JVP IV (Israel).  JP IV VC, the general partner of JVP IV (Israel) may be deemed to have sole power to vote these shares; JVPCIV, the general partner of JP IV VC, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
18,649 shares which are directly owned by JVP IV (Israel).  JP IV VC, the general partner of JVP IV (Israel) may be deemed to have sole power to dispose of these shares; JVPCIV, the general partner of JP IV VC, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,649

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.14%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 10 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Partners III, L.P. (“JP III”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,709,529 shares, of which 1,587,499 are directly owned by JVP III and 122,030 are directly owned by JVP E-Fund III.  JP III, the general partner of JVP III and JVP E-Fund III, may be deemed to have sole power to vote these shares; JVPC, the general partner of JP III, may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,709,529 shares, of which 1,587,499 are directly owned by JVP III and 122,030 are directly owned by JVP E-Fund III.  JP III, the general partner of JVP III and JVP E-Fund III, may be deemed to have sole power to dispose of these shares; JVPC, the general partner of JP III, may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,709,529

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 12.70%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 19239V104		Page 11 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners III (Israel) Management Company Ltd. (“JVP III (Israel) Mgmt”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
44,420 shares, all of which are directly owned by JVP III (Israel).  JVP III (Israel) Mgmt, the general partner of JVP III (Israel), may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVP III (Israel) Mgmt, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
44,420 shares, all of which are directly owned by JVP III (Israel).  JVP III (Israel) Mgmt, the general partner of JVP III (Israel), may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVP III (Israel) Mgmt, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,420

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.33%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 19239V104		Page 12 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners Corporation (“JVPC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,709,529 shares, of which 1,587,499 are directly owned by JVP III and 122,030 are directly owned by JVP E-Fund III.  JVPC, is the general partner of JP III, the general partner of JVP III and JVP E-Fund III, and may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPC, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,709,529 shares, of which 1,587,499 are directly owned by JVP III and 122,030 are directly owned by JVP E-Fund III.  JVPC, is the general partner of JP III, the general partner of JVP III and JVP E-Fund III, and may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPC, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,709,529

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 12.70%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 19239V104		Page 13 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JVP Corp. IV (“JVPC IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
1,203,176 shares, of which 1,175,864 are directly owned by JVP IV, 8,663 are directly owned by JVP IV-A, and 18,649 are directly owned by JVP IV (Isreal).  JVPCIV, is the general partner of JP IV, the general partner of JVP IV and JVP IV-A, and the general partner of JP IV VC,  the general partner of JVP IV (Isreal) and may be deemed to have sole power to vote these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
1,203,176 shares, of which 1,175,864 are directly owned by JVP IV, 8,663 are directly owned by JVP IV-A, and 18,649 are directly owned by JVP IV (Isreal).  JVPCIV, is the general partner of JP IV, the general partner of JVP IV and JVP IV-A and the general partner of JP IV VC, the general partner of JVP IV (Isreal) may be deemed to have sole power to dispose of these shares; and Margalit, as an officer of JVPCIV, may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,203,176

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 8.86%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 19239V104		Page 14 of 28
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Erel Margalit (“Margalit”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Israeli Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,957,152 shares, of which 1,175,864 are directly owned by JVP IV, 8,663 are directly owned by JVP IV-A, 18,649 are directly owned by JVP IV (Israel), 1,587,499 are directly owned by JVP III, 122,030 are directly owned by JVP E-Fund III, and 44,420 are directly owned by JVP III (Israel).  Margalit is an officer of JVPCIV, which is the general partner of (i) JP IV, which is the general partner of JVP IV, and JVP IV-A, and JP IV VC which is the general partner of JVP IV (Israel), and (ii) an officer of JVPC which is the general partner of JP III, which is the general partner of JVP III and JVP E-Fund III, and (iii) an officer of JVP III (Israel) Mgmt, which is the general partner of JVP III (Israel), and may be deemed to have sole power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,957,152 shares, of which 1,175,864 are directly owned by JVP IV, 8,663 are directly owned by JVP IV-A, 18,649 are directly owned by JVP IV (Israel), 1,587,499 are directly owned by JVP III, 122,030 are directly owned by JVP E-Fund III, and 44,420 are directly owned by JVP III (Israel).  Margalit is an officer of JVPCIV, which is the general partner of (i) JP IV, which is the general partner of JVP IV, and JVP IV-A, and JP IV VC which is the general partner of JVP IV (Israel), and (ii) an officer of JVPC which is the general partner of JP III, which is the general partner of JVP III and JVP E-Fund III, and (iii) an officer of JVP III (Israel) Mgmt, which is the general partner of JVP III (Israel), and may be deemed to have sole power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,957,125

CUSIP No. 19239V104	Page 15 of 28
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 21.75%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 19239V104	Page 16 of 28
Item 1.
(a)	Name of Issuer Cogent Communications Group, Inc.
(b)	Address of Issuer's Principal Executive Offices 1015 31st St. NW Washington, DC 20007

Item 2.
(a)

Name of Person Filing
This Schedule is filed by Jerusalem Venture Partners IV, L.P., a Delaware limited partnership (“JVP IV”), Jerusalem Venture Partners IV-A, L.P., a Delaware limited partnership (“JVP IV-A”), Jersualem Venture Partners IV (Israel), L.P., an Israel limited partnership (“JVP IV (Israel)”), Jerusalem Venture Partners III, L.P., a Delaware limited partnership (“JVP III”), Jerusalem Venture Partners Entrepreneur Fund III, L.P., a Delaware limited partnership (“JVP E-Fund III”), Jersualem Venture Partners III (Israel), L.P., an Israel limited partnership (“JVP III (Israel)”), Jerusalem Partners IV, L.P., a Delaware limited partnership (“JP IV”), Jerusalem Partners IV- Venture Capital, L.P., an Israel limited partnership (“JP IV VC”), Jerusalem Partners III, L.P., a Delaware limited partnership (“JP III”), Jerusalem Venture Partners Corporation, a Cayman Islands corporation (“JVPC”), Jerusalem Venture Partners III (Israel) Management Company Ltd, and Israeli corporation (“JVP III (Israel) Mgmt”) and Erel Margalit (“Margalit”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

JP IV, the general partner of JVP IV and JVP IV-A, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP IV and JVP IV-A.  JP III, the general partner of JVP III and JVP E-Fund III, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP III and JVP E-Fund III.  JVPC, the general partner of JP III, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP III and JVP E-Fund III. JP IV VC, the general partner of JVP IV (Israel) may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly by JVP IV (Israel).  JVPCIV, the general partner of JP IV and JP IV VC, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP IV, JVP IV-A, and JVP IV (Israel).  JVP III (Israel) Mgmt, the general partner of JVP III (Israel) may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP III (Israel). Margalit, as an officer of JVPC, JVPCIV and JVP III (Israel) Mgmt, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP IV, JVP IV-A, JVP IV (Israel), JVP III, JVP E-Fund III, and JVP III (Israel).

(b)	Address of Principal Business Office or, if none, Residence The address for each of the Reporting Persons is: Jerusalem Venture Partners 41 Madison Avenue, 25th Floor New York, New York 10010
(c)

Citizenship
JVP IV, JVP IV-A, JVP III, JVP E-Fund III, JP IV and JP III are Delaware limited partnerships.  JVP IV (Israel), JVP III (Israel) and JP IV VC are Israel limited partnerships.  JVP III (Israel) Mgmt is an Israeli corporation.  JVPC and JVPCIV are Cayman Islands corporations.  Margalit is an Israeli citizen.

CUSIP No. 19239V104		Page 17 of 28
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 19239V104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 3,483,898 shares of Common Stock outstanding as of November 8, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, plus 2,600,000 shares of Common Stock issuable upon conversion of the Issuer's issued and outstanding Series A Preferred Stock (the "Series A Preferred"), 2,514,046 shares of Common Stock issuable upon conversion of the Issuer's issued and outstanding Series B Preferred Stock (the "Series B Preferred"), and 4,977,340 shares of Common Stock issuable upon conversion of the Issuer's issued and outstanding Series C Preferred Stock (the "Series C Preferred"), all as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.  For all computations with respect to this Schedule 13G, the percentage beneficially owned by each reporting person was calculated on a fully diluted, as converted basis of all of the Issuer's issued and outstanding Series A Preferred, Series B Preferred and Series C Preferred, including shares held by third parties.

Amounts shown as beneficially owned by each of JVP IV, JP IV, JVPCIV and Margalit include the 1,175,864 shares of Common Stock into which the shares of Series C Preferred held by JVP IV may be converted.

Amounts shown as beneficially owned by each of JVP IV-A, JP IV, JVPCIV and Margalit include the 8,663 shares of Common Stock into which the shares of Series C Preferred held by JVP IV-A may be converted.

Amounts shown as beneficially owned by each of JVP IV (Israel), JP IV VC, JVPCIV and Margalit include the 18,649 shares of Common Stock into which the shares of Series C Preferred held by JVP IV (Israel) may be converted.

Amounts shown as beneficially owned by each of JVP III, JP III, JVPC and Margalit include (i) 832,217 shares of Common Stock into which the shares of Series A Preferred held by JVP III may be converted, (ii) 387,284 shares of Common Stock into which the shares of Series B Preferred held by WVTP III may be converted, and (iii) 362,998 shares of Common Stock into which the shares of Series C Preferred held by JVP III may be converted.

Amounts shown as beneficially owned by each of JVP E-Fund III, JP III, JVPC and Margalit include (i) 64,335 shares of Common Stock into which the shares of Series A Preferred held by JVP E-Fund III may be converted, (ii) 29,781 shares of Common Stock into which the shares of Series B Preferred held by JVP E-Fund III may be converted, and (iii) 27,914 shares of Common Stock into which the shares of Series C Preferred held by JVP E-Fund III may be converted.

Amounts shown as beneficially owned by each of JVP III (Israel), JVP III (Israel) Mgmt and Margalit include (i) 23,447 shares of Common Stock into which the shares of Series A Preferred held by JVP III (Israel) may be converted, (ii) 10,826 shares of Common Stock into which the shares of Series B Preferred held by JVP III (Israel) may be converted, and (iii) 10,147 shares of Common Stock into which the shares of Series C Preferred held by JVP III (Israel) may be converted.

The following information with respect to the ownership of the ordinary shares of the issuer by the persons filing this Statement is provided as of December 31, 2002:

CUSIP No. 19239V104			Page 18 of 28
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of JVP IV, JVP IV-A, JVP IV (Israel), JVP III, JVP E-Fund III, JVP III (Israel), JP IV, JP III and JP IV VC, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

CUSIP No. 19239V104	Page 19 of 28
Item 8.	Identification and Classification of Members of the Group

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer (a “Section 13 Group”).  In addition, the Reporting Persons acknowledge that they could be deemed to constitute a Section 13 Group with each other party to that certain Amended and Restated Stockholders Agreement of the Company, dated October 16, 2001, as incorporated by reference from Exhibit 4.1 to the Company’s Form S-4/A filed with the Securities and Exchange Commission on January 7, 2002.  Each Reporting Person disclaims the existence of a Section 13 Group and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

CUSIP No. 19239V104	Page 20 of 28

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership By: Jerusalem Partners IV, L.P. its General Partner By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

Date: February 14, 2003
Date
JERUSALEM VENTURE PARTNERS IV-A, L.P., a Delaware Limited Partnership By: Jerusalem Partners IV, L.P. its General Partner By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS IV (Israel), L.P., an Israel Limited Partnership By: Jerusalem Partners IV-Venture Capital, L.P. its General Partner By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

CUSIP No. 19239V104	Page 21 of 28

February 14, 2003
Date

JERUSALEM VENTURE PARTNERS III, L.P., a
Delaware Limited Partnership

By: Jerusalem Partners III, L.P.
its General Partner

By: Jerusalem Venture Partners Corporation
its General Partner

/s/ Erel Margalit

Signature
Erel Margalit/Officer
Name/Title

Date: February 14, 2003
Date

JERUSALEM VENTURE PARTNERS
ENTREPRENUER FUND III, L.P., a Delaware Limited
Partnership

By: Jerusalem Partners III, L.P.
its General Partner

By: Jerusalem Venture Partners Corporation
its General Partner

/s/ Erel Margalit

Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS III (Israel), L.P., an Israel Limited Partnership By: Jerusalem Partners III (Israel) Management Company Ltd. its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

CUSIP No. 19239V104	Page 22 of 28

February 14, 2003
Date
JERUSALEM PARTNERS IV, L.P., a Delaware Limited Partnership By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

Date: February 14, 2003
Date
JERUSALEM PARTNERS IV-VENTURE CAPITAL L.P., an Israeli Limited Partnership By: JVP Corp. IV Its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS CORPORATION, a Cayman Islands Corporation /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JVP CORP. IV, a Cayman Island Corporation /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

CUSIP No. 19239V104	Page 23 of 28

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS III (ISRAEL) MANAGEMENT COMPANY LTD., an Israel corporation /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
EREL MARGALIT /s/ Erel Margalit
Signature
Erel Margalit
Name/Title

CUSIP No. 19239V104	Page 24 of 28

EXHIBIT INDEX

Exhibit

Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	25

CUSIP No. 19239V104	Page 25 of 28

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of Cogent Communications Group Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership By: Jerusalem Partners IV, L.P. its General Partner By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS IV-A, L.P., a Delaware Limited Partnership By: Jerusalem Partners IV, L.P. its General Partner By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

CUSIP No. 19239V104	Page 26 of 28

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS IV (Israel), L.P., an Israel Limited Partnership By: Jerusalem Partners IV-Venture Capital, L.P. its General Partner By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date

JERUSALEM VENTURE PARTNERS III, L.P., a
Delaware Limited Partnership

By: Jerusalem Partners III, L.P.
its General Partner

By: Jerusalem Venture Partners Corporation
its General Partner

/s/ Erel Margalit

Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date

JERUSALEM VENTURE PARTNERS
ENTREPRENUER FUND III, L.P., a Delaware Limited
Partnership

By: Jerusalem Partners III, L.P.
its General Partner

By: Jerusalem Venture Partners Corporation
its General Partner

/s/ Erel Margalit

Signature
Erel Margalit/Officer
Name/Title

CUSIP No. 19239V104	Page 27 of 28

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS III (Israel), L.P., an Israel Limited Partnership By: Jerusalem Venture Partners III (Israel) Management Company Ltd. its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JERUSALEM PARTNERS IV, L.P., a Delaware Limited Partnership By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JERUSALEM PARTNERS IV-VENTURE CAPITAL, L.P., an Israeli Limited Partnership By: JVP Corp. IV its General Partner /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS CORPORATION, a Cayman Islands Corporation /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

CUSIP No. 19239V104	Page 28 of 28

February 14, 2003
Date
JVP CORP. IV, a Cayman Island Corporation /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
JERUSALEM VENTURE PARTNERS III (ISRAEL) MANAGEMENT COMPANY LTD., an Israel corporation /s/ Erel Margalit
Signature
Erel Margalit/Officer
Name/Title

February 14, 2003
Date
EREL MARGALIT
/s/ Erel Margalit
Signature
Erel Margalit
Name/Title